Filed by The Growth for Good Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Growth for Good Acquisition Corporation

Commission File No.: 001-41149

Hello and welcome to another SPAC Insider podcast where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. SPAC deals have taken a variety of EV business models to the public markets. ZeroNox brings another new approach to the EV story with its focus on retrofitting fleets of off-highway vehicles for sustainability.

I'm Nick Clayton, and this week my colleague Marlena Haddad and I speak with ZeroNox president and co-founder Robert Cruess and Yana Kakar, CEO of the Growth for Good Acquisition Corporation. They announced a 306 million combination in March. Yana explains why the off-highway segment of the EV market was attractive for the growth for good, and Robert tells us how ZeroNox's asset light approach makes it a unique SPAC candidate in the EV space with more revenue generated to date than outside capital raised. Take a listen.

So just to start out, Robert, can you explain just how broad of a market we're talking about when we're talking about off-highway vehicles? I think a lot of people instantly think golf carts, but you know, just how big and small vehicles are we talking about that are out there? The off-highway vehicle market is quite broad.

Uh, certainly agricultural. Construction mining, so it goes across a, a lot of different products and pieces of equipment. When we started at, at ZeroNox, actually initially we were looking specifically at the agricultural community because of our location and quickly realized, you know, how large this, this market actually was.

Great. And for Yana, you know, what initially intrigued Growth for Good about that market as opposed to, you know, the sorts of EV companies we’re I think maybe more accustomed to seeing SPACs target in these recent years.

Yeah, I gotta say it was actually that differentiator that I like the most. There is a real first mover advantage that ZeroNox has into a relatively underserved and overlooked segment to date. You know, when you think about, as Robert was just saying, you know, you think about ag construction, mining, that's everything. It's tractors, it's trailers, it's forklifts. While we've seen such a proliferation of EV related passenger cars on the highway, we haven't seen the same off highway.

So that really drew me to the company initially. And speaking of those different vehicle categories, which vehicles make up most of your business right now and what parts are you making for them? Currently the, the biggest market for us is in the ag sector, and that's where we began the company - utility vehicles, forklifts, as Yana mentioned.

And we're not a manufacturer. We're, we're really a, a partner and so we build the electric power trains within the products and for some of the partnerships that we have, we'll also help distribute the products into given markets. Great. And can you talk about the fragmentation in the off-highway market a bit?

Does that present challenges for you in terms of distribution? So one of the issues that the off highway vehicle market has had in, in electrification is certainly in how to deal with the entire ecosystem that's required to viably, distribute large EVs into a a given market. So on the on-road side, we see, you know, certainly, uh, government help with, say infrastructure and those types of things that are definitely required and necessary.

To bring an electric product to the market on the off-highway vehicle side that hasn't been put together, uh, as well as it has on the on-road side. And so when we go and set up these partnerships with manufacturers in assisting them to electrify their existing internal combustion engine products, We have to show them, Hey, how are we going to bring this, say, infrastructure, um, to your end customer?

Because that's gonna be certainly a big part of bringing EV into these different markets of ag, mining, construction, et cetera. So it's more of a, a solutions based partnership, not just a, we're not just designing a power train that will fit. Into your existing product. We're also providing the resources required to support that product once it's electrified, so that you can sell it to a consumer so you can support a consumer.

And so it can be charged appropriately. So it can be used. Yeah. You know, that's, that's really what I wanted to get into next there and just. Looking at the company and sort of the history of the company. It's very much a, it seems like a story of companies revenue growth growing alongside the, the growth and the scale of those partnerships and the way you've diversified among different partners.

But I'm interested in just sort of how those relationships have sort of begun. Like what does it tend to be you developing products for the market that, you know, know that like, okay, these companies in this particular market segment, they, I bet they could be good clients and partners for us with this.

Or has there been a lot of, um, you know, them coming to you and saying, we're, we're trying to do this. Can you help us? When we started the company, we were thinking we were gonna bring to Market ZeroNox products for these off highway vehicle uh, applications. As we began, we formed, one of our early partnerships was a manufacturer out of New Zealand, that's the Tuatara vehicle, which is really our, our, our main seller, uh, to date.

But what we learned in distributing that product was all the pain points that a manufacturer is dealing with. In actually deploying and distributing and supporting an electric product and also opened our eyes up to, wow, this is a huge need that manufacturers have. And there's already many manufacturers who, who have market share and they need partners.

Uh, so instead of us having to build something from scratch, we decided let's just be that preeminent partner for them. And, uh, obviously a much more scalable model, uh, a lot less, uh, capital intensive and. Strategically speaking, what we were seeing on the on-road side is a lot of these. EV companies were, were really taking a long time to actually get their product out to market.

They were having to spend absorbent amounts of cash to do it and setting up, you know, ev manufacturing facilities, et cetera. And the strategic approach that, that we kind of came together at is, okay, we, we've identified these pain points for these manufacturers. Now we can go and show them how to successfully.

Bring their existing product to the market. That currently is an internal combustion engine and they're just looking for a sister product that's electric and we work within the confines of their existing product line so we don't have to build an entire new vehicle or piece of equipment from the ground up.

We can take, take an existing utility vehicle, will say. And work with, you know, pull out those internal combustion engine components, work within the volume constraints given to us, and become a component supplier and, and partner for that manufacturer. And that drives that initial cost down significantly and also increases the time to market significantly.

So it, this was a strategy that we developed early on as a company, as we were distributing our own ZeroNox Uh, owned product. It really has been successful to, for these manufacturers because what's interesting is none of them, you know, say no. When we say are, are, are you going to electrify? All manufacturers know they're gonna have to electrify their, their products.

The question is, how and when is, is now the right time? You know, are we gonna try and bring these core competencies in house? Are we gonna try and find a, a design and support firm like a ZeroNox? And in the off highway vehicle side there, there's not many ZeroNox’s and, and so this has really opened up a huge opportunity for us.

Yeah, that's really interesting, especially, you know, when we start thinking about markets and internationally and expanding those ways and things like that. I found it very interesting that you said New Zealand was kind of, uh, one of the, the first big geographies for you in a sense, in terms of finding a, a big partner there.

And just looking at where you're at right now, I found it interesting that you've already nailed down a binding agreement in Africa and you're negotiating in a lot of other places. Just, it's interesting because again, you know, the conversation, as you mentioned with EVs, a lot of the times it's, it's about where is it gonna, Where's your manufacturing base going to be?

Where is this gonna be? You know, how access to markets, whereas your manufacturing base is wherever your client's manufacturing base is, but how has that rollout worked and, and sort of have you been, has it been a client by client bases or have you been looking at particular areas of the globe you really wanted to get to?

I'd say a little bit of both. So certainly we're opportunistic from the partnering with manufacturers who's ready now. There's, there's a lot of, uh, major manufacturers that we're in talks with. And in fact, we have a couple of of contracts already in place where we are developing, uh, an electric product for them, I should say, with them, because again, it's a more of a retrofit than a purpose-built, uh, application.

In, in the case of the Ghanaian agreement that you brought up in the continent of Africa. We happened on, one of the largest and most diversified companies in Africa, the Jospong Group, and actually went and pitched to them this idea of electrifying their fleet of refuse trucks. They have about 70 different subsidiaries within this company, and the largest subsidiary is a company called Zoomlion, which handles almost all of the refuse in in Ghana.

And so we pitch them this idea of let's electrify this fleet of a thousand refuse trucks for you. Um, and, and, and bring this technology to Africa. The, the company, the Jospong Group at the time was looking to be the face of clean technology in Africa. And, and, and so they were looking for, so how do we begin this?

Because the continent of Africa is, is difficult to navigate through for a lot of different reasons. They, they agreed to move forward with this project as a foundation piece of, of bringing clean technology. Into Africa and, and it was a, it was a perfect application for what we do because another one of the advantages of the ZeroNox powertrain is, is we look for specific applications where the duty cycle is consistent.

So in the case of a, a refuse truck, it's doing the same thing day after day. Well, that fits very well when you're trying to design an efficient electric powertrain system. A a lot of the issues that, that you see with range anxiety, for instance, is when you have applications where, You know, one day you're going 200 miles, the next day you're going 50.

And designing a system around that being that the battery's the most expensive part of an electric vehicle. And so it was really the perfect kind of case study for us to get involved in and to prove out some of the technology. And for them it was the perfect foundation to lay as. They look to become the face of clean technology in Africa.

And in fact, it's the, the world's largest fleet retrofit, electrification project, uh, going on right now. So we certainly were being opportunistic in, in, in that we saw that the, the African market was underserved in a lot of ways, but then from a, a manufacturing standpoint, man, and dealing with manufacturers, We, we really are, are looking for those kind of forward thinking, ready to move now manufacturers to partner with as we push this technology and our, our powertrain forward.

One of the things that I personally thought was particularly nifty about the work that ZeroNox is doing with the Jospong Group, is the country of Ghana has literally given these guys an award for helping the country as a whole move forward, you know, towards their whatever, you know, uh, clean, you know, net zero goals and lowering their carbon emissions fast company.

Uh, Fast Company named them as having a world changing idea, you know, one of these companies, world changing ideas. And I think while Robert gets fired up about, you know, the, the technology of it and the partnerships and the, and and, and the powertrain, I step back and I think, holy moly, you know, this is here. We have so often when you see, let's say, you know, what is, what are America and Africa doing together?

You kind of, you know, you see different kind of themes, right? But here you've got an African conglomerate hiring these guys, creating jobs, ironically, right? You, you tend to think of it as perhaps the other way around. Sometimes, you know, creating jobs in America, uh, And in fact in the heartland of California and the bread basket.

That is so cool. And then actually having that country, you know, Ghana government recognizing these guys, I just thought it was terrific. So I just had to chime in there because I, I can do it since, you know, not my, not my company from, from Foundation. I can from, from far here. Yeah, definitely. Very interesting.

And, uh, would you say that there's a sweet spot in terms of scale for a ZeroNox partnership regarding the number of vehicles or perhaps the number of charging stations? There's diff there's definitely a lot of scalability potential with what we're doing in that we're partnering with the manufacturing. You know, companies who already have the distribution, already have the sales, et cetera.

And, and to kind of highlight this, as I mentioned earlier, we're distributing that and we've set up 50 dealerships in, in the United States. We have. A couple other contracts in place as mentioned that were electrifying for our manufacturing partners. Once they push out the electric product that we're developing with them, just their footprint alone takes us from 50, uh, 50 dealership footprint to over 1500.

So from a scalability standpoint, the market share we immediately get to become a part of by partnering with those who already have it, and that's been very intentional on our part. The Cleantech market has, has been capital intensive and slow moving in some ways, and so we've been very cognizant of that in making sure that our business model strategically has been CapEx, light and scalability quick.

So that's, that's the reason why we've rolled out this strategy the way we have. Got it. And then I'd be interested to hear how much of your technology do you have secured with patent protections now and then where are you looking to add to your intellectual property portfolio? Always looking to add to our intellectual property portfolio.

I, I, I love technology and I love pushing innovation forward. We currently have 11 patents pending in the Cleantech space. Uh, a couple that I'll, I'll bring up here. Um, our, our battery modularity system is patent pending. What we've done, which is different than most EV companies, is the battery itself. That, that an EV has is usually in one box.

So the cells, the battery management system, et cetera, we've separated that out in, into two different boxes. Uh, power distribution unit and what we call a pack, you know, think of like a, you know, double a's, right? The smaller, simpler, easy to, to move in and out. And what this allows us to do is navigate volume constraints.

Uh, a lot with a lot more agility. And as I mentioned, our strategy is to work within these volume constraints given to us by the manufacturers, or let's say the even a large scale fleet. And so the power distribution could be separated from these packs. Then multiple packs can then be added to the power distribution unit.

And so that's one of the major advantages that this patent pending technology has, along with a savings of expense in that if anything needs to be swapped out. We can swap out either the pack by itself or we can swap, swap out the power distribution unit by itself. Other parts of the system that are proprietary to ZeroNox a lot of it's software related.

So in EVs, the, the softwares is probably, it is more, more as or more important than the hardware. So we talk about the, the motor controller, all those parameters written, the battery management system, uh, those are all. Written by ourselves or our partners. And so that IP is our own. And from a serviceability standpoint, that is crucial in being able to actually support these on the backend.

Because if a, an EV company has subbed that out and they don't have the control of those parameters, let's say 75% of the issues of the EV are gonna be software related, they then cannot service those. And we're seeing that, especially here in California with some of the on-road applications. The inability to service battery management systems because they're too far removed from the actual IP themselves.

So those are, those are a couple of the main, and, and the other one I'll bring up is our ZeroNox telematics system. So we also build that in-house. It's something new to the off highway. Vehicle electrification side that we've added as a core piece of our technology is to introduce this telematics as a normal piece of the equation.

And so that we can do remote diagnostics, you know, over the air updates, geofencing, all these, all these different, um, things that fleets and consumers are looking for. And. Because the electric vehicle is new to a lot of manufacturers and end consumers, having that level of support is that much more crucial.

And especially as we talk about deploying fleets, say in Africa or across the country or across the world, we want to be able to support them from here. And the ZeroNox telematics system allows us to do just that. And moving over to, to the deal side of things, you know, for Yana, what, you know, when you're looking at different companies, different options and, and going through your process, what made you look at, uh, ZeroNox and, and decide that the timing was right for ZeroNox in terms of this is really kind of a, a jumping off moment for it to go public.

Yeah, it's a great question cause you really do look at a number of if and potential, you know, company partners. And so when you, when you mutually select each other, a lot of, a lot of considerations go into a lot of selections, not least of which is what is the company that you think is gonna be able to perform well in this public market, not just.

You know, an ideal public market, but this one mm-hmm. Um, this one is not ideal. I'm just saying it may not be the best who we've ever had. Right. In terms of the smoothest, it's, uh, but you know, for me it was, I suppose the simplest way I can put it as like smart sound and scalable, you know, and, That's a lot of alliteration, but you know, when I, when I got to know when I got into the guts of ZeroNox, you know, I saw, all right, see has got a first mover advantage and you know, they are well on their way to this sort of becoming the preeminent electrification partner to off highway OEMs and fleet.

You know, this is company that's already revenue generating and the partnership model is so sticky. I could just see, I thought it was very smart. I could see how they could scale it, et cetera. But when I say sound, that's not necessarily the, the sexiest adjective, but boy, it really matters, right? Sound business fundamentals.

And you know, these guys have grown their revenue at a CAGR, like, you know, whatever, 200% over the last few years, they've got astonishingly good revenue. Visibility into the next few years. They just kind of had their ducks in order, you know, and then scalable, right? Think that, you know, this is, as Robert mentioned earlier, ZeroNox is and will continue to be an asset light business with, with very low CapEx requirements.

And so you couple that with a clear path to ebitda. You know, it's, it's pretty compelling and you'll notice, I, I didn't mention sustainable because for us at Growth For Good, that was table stakes. You know, we wanted a, a truly sustainable company that was, Helping the global economy decarbonize, you know, so there's a bit of a distinction there between just ESG, if you will, to really a low no carbon enabling company.

So those were table stakes for us, and heaven knows we found that, um, and, and more with ZeroNox. Yeah. And that, and that gets to where I wanted to go next with Robert as well. And just in, you know, in talking about the, that path to, to EBITDA and, and everything and just given that, uh, redemptions are, are somewhat of an unknown just going forward, you know, how much do you have sort of different scenarios plotted out in terms of what the final proceeds are going to be and how much do things change one way or the other?

What the, in terms of what the, the final number is on, on this transaction? So certainly an advantage that we have in this marketplace, as you've all brought up already, is that we're CapEx light and so we're, we're not starving for cash. This SPAC play with Growth for Good was much more about alignment, finding, you know, the right company that was the right fit.

It wasn't about finding a, a truckload of cash, and I think that's where I think a lot of people getting into trouble see the truck load of cash. But if you don't have the right navigation, you're just gonna drive that right off a cliff. And so what we found was, Someone that aligned with us and what we were trying to accomplish, uh, with, with the growth for good team.

So it certainly is true that, you know, a, as more resources come into the company, we'll be able to scale this quicker, open up, uh, a lot more opportunities, but even contracts that we already have laid out in front of us and, and even those in the, in the pipeline, that sets ourselves up for success even without the massive needs that, that most companies going public have.

And so that's been, again, it's been intentional. Like we, we, we've been in this market these past two years that everyone's been dealing with. So we, we've seen the horror stories and, and we are doing everything to make sure that we don't, uh, end up, uh, another data point there. Yeah, definitely. And speaking of that and, and your partnership together, Yana, you know, what kind of support do you envision the growth for Good team providing ZeroNox after the deal and, and how have you aligned your incentives with them post-deal?

In terms of the terms of the transaction? Well, first I suppose if we step back, it's helpful to know ZeroNox shareholders are rolling a hundred percent of their equity over and. There are 7.5 million Earnout shares that vest in sort of three tranches based on achieving stock price targets in 25, 26 and 27.

Uh, additionally, all major shareholders have agreed to lock up their shares for one year, and the sponsor group Growth for Good also deferred 25% of our sponsor shares. And so it, it is sort of notable, you know, this a hundred percent rollover. Plus the stock price based earn structure, a good healthy lockup.

I think we've got strong alignment here for the company and investors. A couple of us from the Growth for Good Team will be joining the Board of ZeroNox. I mean, we're all so excited about that and I think that in and of itself is a bit rare, I think for there to be two members of the team joining the board, but you know, board or no board.

One of the things that we as Growth For Good did when, when we formed up was sort of stack hands and say, we're really doing this because we think. We believe, uh, because the data tells us that there's like a paucity of strong, sustainable assets in the public market, and we really want good public, uh, companies to be sustainable.

And we want these sustainable companies to be able to scale in the public market. You know, every it, your ability and your speed to scaling is. It's just really unleashed in some ways in public market. But we all stacked hands and said, well, that means we don't go poof, you know, at the transaction.

This is not, this is about finding a company with whom we would like to have ongoing relationship. And we thought, you know, when we went public, uh, towards the end of 21, December of 21, you know, well, let's just say we weren't the first SPAC in the market, right? So what, you know, what motivated us was we thought, look, we really wanna bring, like financial capital is there.

That's. Fine. But what we really wanna do is bring sort of our strategic abilities, our operational experience. You know, we're seasoned operators, we've scaled global businesses of this kind and different kinds as well. And we wanna be able to, you know, find a partner that we're very fired up about, uh, working shoulder to shoulder with and adding value beyond just the financial.

A couple other key differentiators I'd I'd like to bring up because as we all know, the, the SPAC market and, and clean tech companies in the SPAC market have not performed as we have all hoped that they would've in the past 24 months. But where we set ourselves apart is one, in our, our CapEx light model, we, the amount of capital that we raise to date versus.

Revenue produced from that we're nine times more efficient than the average of all the other clean tech SPACs in the past 24 months. So we have more revenue to date than than capital raise, which is obviously very uncommon in this space. And then from a strategic standpoint, This partnering with manufacturers and not having those high requirements of building out the infrastructure and the time to market that strategy really allows us to, to bring our product and bring that revenue forward significantly faster than other clean tech type companies.

And then certainly as your Honor brought up the alignment of locking up ourselves and our. Promote on the other side to protect that share price and allow these contracts to play out so that the market can see that what we're doing is going to be a success, is going to catch on, and that revenue is gonna continue to grow in profitability is there, and we have a very clear path to that.

Definitely. And we touched on the fragmentation in the market earlier, but, uh, once ZeroNox is public, do you foresee it using M&A to vertically integrate or perhaps speed up some portions of its expansion? Don't tell her earlier secret. Yes. I will say that we, we have looked at different opportunities and we will continue to evaluate them and let them unfold a as they will.

Got it. And in general, what is the advantage to being a public company that you're most looking forward to Leveraging market awareness. For us, there's this key time that we have right now in, in partnering with this manufacturers, and I think the, the word that Jann uses this, this stickiness because once, once that partnership happens, we're not just a designer that makes an electric power.

Platform for them. We also are the backend support for them. So once we can integrate our powertrain into their product line, have them distribute that out into their network, they're going to stick with us for a long time because they're gonna need our support for the, for that product. So we see this five year window of these manufacturers that need to jump into this electrification, and we want to make sure that we gobble up as much as possible the, the market share with those manufacturers.

And so the ability that going public gives us from, from an awareness standpoint is huge. Find the right partner from our side as well. This has always been about finding someone who's going to help us scale this and who's gonna have certain connections and who's gonna. Make us prepare for this kind of next level up.

And just as growths, were good, I'm sure, went through many different target companies. We also talked with many SPACs and it was finding someone, as Yana already mentioned, willing to come over and work with us, be a part of what we're doing, understand you know, what we're trying to accomplish, and utilize their resources.

To allow us to scale. And so though those are the main parts of this public play that are really gonna help us grow as a company, really help us scale as a company and kind of take us to that next level. Speaking of, of awareness, you know, I mentioned golf carts early on, and I know that's not really your main market, but I recently saw some interesting coverage about, you know, there's some large residential communities in like whole towns in Florida where golf carts and what are considered to be, you know, off-highway vehicles are a major part of the transportation solutions within there.

And it just seems like it's a topic that, that the EV and sustainability conversation doesn't cover a lot because those are, you know, they're EVs and they're, they're actually safer in a lot of ways and I'm just interested in, in your thoughts on that market. And we see if you've seen some opportunities there.

We have seen some opportunities there. In, in California we have similar kind of beach communities looking for these off-highway electric vehicles. Certainly to save on emissions, but also, uh, noise pollution. Uh, as well. They like kind of the, the, the quieter, there's less parking, right? All, all these different advantages that a smaller, more compact, uh, they, they don't drive as fast.

So yeah, we're, we're definitely seeing a, a desire. We, we have. Sold product to many of these communities and it's a market that's gonna continue to grow as product becomes available. In the past, certainly there's been electric off-highway vehicles, but they've been based on older technology and lead acid Batteries obviously been around for a long time and, and as we have now developed, The, the advancement in, in electric powertrains, you know, using, uh, lithium ion batteries, et cetera.

It's taken these products into a new realm and I, I think also opening up the opportunity for more products in that category to enter the space. So I think we'll continue to see that market grow as well, because of those reasons. Right. And just going off of that, what's the thing that you're most excited about in terms of the changing technology in the markets that you serve?

I'm most excited to see the scaling of these electric fleets on the off highway side. It's exciting to see the technology work. I can't wait to see this at, you know, on a large scale farm or at, at a, you know, a, a mine or a construction site. We haven't seen that type of scalability yet for some of the reasons which we've brought up already, which is, you know, making sure there's other solutions that, that we need to help them with charging and, um, backend support.

But because, you know, we are bringing those solutions in and we're actually in, in talks with, with many of, of those fleets right now, which is why it's top of mind for me. It's gonna create, I think, a model. For a lot of the other market to see, wow, this is scalable. When they see all these, well, these large scale fleets actually successfully deploying these electric vehicles.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between The Growth for Good Acquisition Corporation (“G4G”) and Zero Nox, Inc. (“ZeroNox”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) actual market adoption and growth rates of electrification technologies for commercial and industrial vehicles; (ii) ZeroNox’s ability to convert trial deployments with truck fleets into sales orders; (iii) delays in design, manufacturing and wide-spread deployment of ZeroNox’s products and technologies; (iv) failure of ZeroNox’s products to perform as expected or any product recalls; (v) ZeroNox’s ability to expand its relationships with OEMs and fleet owners, and its distribution network; (vi) ZeroNox’s ability to develop vehicles of sufficient quality and appeal on schedule and on large scale; (vii) ZeroNox’s ability to raise capital as needed; (viii) management’s ability to manage growth; (ix) the macroeconomic conditions and challenges in the markets in which ZeroNox operates; (x) the effects of increased competition in the electrification technology business; (xi) ZeroNox’s ability to defend against any intellectual property infringement or misappropriation claims; (xii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of G4G’s securities, (xiii) the risk that the transaction may not be completed by G4G’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by G4G, (xiv) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of G4G and the receipt of certain governmental and regulatory approvals, (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (xvi) the effect of the announcement or pendency of the transaction on ZeroNox’s business relationships, operating results and business generally, (xvii) risks that the proposed transaction disrupts current plans and operations of ZeroNox and potential difficulties in ZeroNox employee retention as a result of the transaction, (xviii) the outcome of any legal proceedings that may be instituted against ZeroNox or against G4G related to the Merger Agreement or the proposed transaction, (xix) the ability to maintain the listing of G4G’s securities on a national securities exchange, (xx) the price of G4G’s securities may be volatile due to a variety of factors, including changes in the competitive industries in which G4G plans to operate or ZeroNox operates, variations in operating performance across competitors, changes in laws and regulations affecting G4G’s or ZeroNox’s business and changes in the combined capital structure, (xxi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xxii) the risk of downturns and a changing regulatory landscape. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of G4G’s registration on Form S-1 (File No. 333-261369), the registration statement on Form S-4 discussed above and other documents filed by G4G from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and G4G and ZeroNox assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither G4G nor ZeroNox gives any assurance that either G4G or ZeroNox or the combined company will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed transaction, Growth for Good filed the Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) on April 7, 2023, which includes a document that serves as a prospectus and a proxy statement of Growth for Good, referred to as a “proxy statement/prospectus.” The definitive proxy statement/prospectus will be filed with the SEC as part of the Registration Statement and will be sent to all Growth for Good stockholders as of the applicable record date to be established. Growth for Good may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF G4G ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by G4G through the website maintained by the SEC at www.sec.gov. The documents filed by G4G with the SEC also may be obtained by contacting G4G at 12 E 49th Street, 11th Floor, New York, NY 10017, or by calling (646) 450-1265.

Participants in Solicitation

G4G and ZeroNox and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from G4G’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transactions. You may obtain a free copy of these documents as described in the preceding paragraph.